(As filed on December 29, 1998)

                                                            File No. 70-9383



                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 1 TO
                              APPLICATION OR DECLARATION
                                          ON
                                      FORM U-1/A
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103


                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                   (Names of top registered holding company parent
                           of each applicant or declarant)

                                  Steven R. Sullivan
                             Vice President and Secretary
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)


           The Commission is requested to mail signed copies of all orders, notices and communications to:

               William J. Niehoff, Esq       William T. Baker, Jr., Esq.
               Ameren Services Company       Thelen Reid & Priest LLP
               1901 Chouteau Avenue          40 West 57th Street
               P.O. Box 66149, MC 1310       New York, New York 10019-4097
               St. Louis, Missouri 63166-6149

                    The Application-Declaration on Form U-1 of Ameren Corporation, heretofore filed in this proceeding with the Securities and Exchange Commission via the EDGAR system on October 14, 1998 (the "Form U-1"), is hereby amended in the following respects:

               1. Subsection "Distribution Date; Transfer of Rights" of Section "III. DESCRIPTION OF RIGHTS TO PURCHASE PREFERRED STOCK" of Item 1 is hereby deleted and replaced with the following:

          "Distribution Date; Transfer of Rights
           -------------------------------------

               Until the earlier to occur of (i) the tenth day following the date of a public announcement that any individual, firm, corporation or other entity, including any successor of such entity (each, a "Person"), or group of affiliated or associated Persons (not including the Company, any subsidiary of the Company, an employee benefit plan of the Company or of a subsidiary of the Company or other entity holding Common Stock for or pursuant to the terms of such plan) acquired, or obtained the right to acquire, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock (an "Acquiring Person") or (ii) the tenth day (or such later date as may be determined by action of the Board prior to the time any Person or group of affiliated Persons becomes an Acquiring Person) after the date of commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in such Person acquiring, or obtaining the right to acquire or vote, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

               The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 9, 2008, unless earlier redeemed or exchanged by the Company as described below."

               2. Paragraph (iii) of Section "IV. AUTHORIZATIONS SOUGHT" of Item 1 of the Form U-1 is hereby deleted and replaced with the following:


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


               "(iii) the sale and issuance of Common Stock or Preferred Stock upon exercise of the Rights;"

               3. Paragraph (iv) of Section "IV. AUTHORIZATIONS SOUGHT" of Item 1 of the Form U-1 is hereby deleted and replaced with the following:

               "(iv) the redemption of the Rights, and the issuance of Common Stock or Preferred Stock in exchange for the Rights; and"

               4. Item 2 of Form U-1 is hereby deleted and replaced with the following:

          "ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
                    -------------------------------

               It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Ameren in connection with the proposed transactions will be as follows:

               Rights Agent Fees                          $10,000
               Outside Counsel's Fees & Advisor's Fees   $100,000
               Printing and Mailing Costs                 $25,000
               Miscellaneous Expenses                      $5,000
                                                        =========
                                                         $140,000

               5. Paragraph F of Section (a) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               "F   Opinion of counsel."

               6. Paragraph G of Section (a) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               "G Financial Data Schedule (incorporated by reference to Exhibit 27 to Ameren's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998
                    (File No. 1-14756))."

               7. Section (b) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               "(b) Financial Statements

               1 Balance Sheet of Ameren and subsidiaries as of September 30, 1998 (incorporated by reference to Ameren's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-14756)).


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

               2 Statement of Income and surplus of Ameren and subsidiaries (incorporated by reference to Ameren's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-14756))."


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


                                   SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AMEREN CORPORATION



                                        By:       /s/ Steven R. Sullivan
                                           --------------------------------
                                                 Name:  Steven R. Sullivan
                                                 Title:   Vice President
                                                           and Secretary



          Date: December 29, 1998


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


                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        ------------

               F         Opinion of counsel.




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